                                                                            Exhibit 99.1

                            Volvo Writes Down its Holding in Blue Bird

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 13, 2006--As previously announced in the interim report for the third quarter of 2005, Volvo has been considering a possible write-down of the holding in Blue Bird, the North American school bus manufacturer, for some time. AB
Volvo has now decided to write down this holding by USD 71 M, about SEK 550 M. The write-down has no cash effect.

Volvo has owned 42.5% of a US-based company that owns Blue Bird since the autumn of 2004. The company, Peach County Holdings Inc, was formed in conjunction with Henlys' insolvency which was previously the owner of Blue Bird. The owership of Blue Bird was transferred to the newly formed US based company Peach County Holdings. Volvo, a consortium of banks, a British pension fund and Blue Bird's management became the owners of the newly formed holding company.

Since it was spun out of Henlys, Blue Bird has developed less favourably. Together with the other shareholders of Peach County
Holdings Inc, Volvo has investigated various possibilities for strengthening Peach County Holdings Inc, but Volvo has decided not to pursue such possibilities itself. As a result, Volvo will now recognize an impairment loss for the fourth quarter of 2005 totalling
USD 71 M, about SEK 550 M. The impairment loss comprises two parts: one is Volvo's share in the earnings of Peach for the fourth quarter of 2005 and the other is on the book value of the holding in the company. The write-down has no cash effect.

January 13, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo
Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss
+46 66 11 27 or +46 705 59 11 49